Exhibit 99.1

Cellectis: Four Prominent Physicians to Join Cellectis Clinical Advisory Board

New Board Members Include Professors John Gribben, Koen van Besien, Kanti Rai and Catherine Thieblemont

NEW YORK--(BUSINESS WIRE)--January 23, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that four new members joined Cellectis’ Clinical Advisory Board (CAB). The CAB serves as a strategic resource to Cellectis as the Company enters the clinical development of allogeneic CAR T immunotherapies lead by its wholly owned product candidate, UCART123.

The CAB initially comprises Pr John Gribben, Lead of the Centre for Hemato-Oncology, Barts Cancer Institute of London, UK; Pr Koen van Besien, Director of the Stem Cell Transplant Program and Professor of Medicine at Weill Cornell Medical College, NYC, USA; Pr Kanti Rai, Professor of Medicine and Molecular Medicine, Hofstra Northwell School of Medicine, Hempstead, USA and Pr Catherine Thieblemont, Professor of Hematology in the Paris VII- University, France and Head of the Hemato-Oncology Unit of St-Louis Hospital in Paris.

"We are honored that these leaders have agreed to join Cellectis’ Clinical Advisory Board as forward-thinking experts, innovators and visionaries in their respective fields,” said Dr. Loan Hoang-Sayag, Chief Medical Officer, Cellectis. “Professors Gribben, van Besien, Rai and Thieblemont are strong supporters of Cellectis’ allogeneic, ‘off-the-shelf’ approach to developing immunotherapies. The in-depth experience of these leading physicians across the hematologic malignancies / stem cell transplant, immunotherapy and hematology-oncology clinical research fields will greatly inform our ongoing work to address the unmet needs of different patient populations globally.”

Professor Gribben holds the Gordon Hamilton Fairley Chair of Medical Oncology at St. Bartholomew's Hospital, Barts Cancer Institute, Queen Mary, University of London, where his research group is currently focused on immunological approaches to the treatment of hematological cancers. He was a research fellow at University College London and Dana-Farber Cancer Institute, Harvard Medical School. He joined the faculty at Harvard Medical School, the Dana-Farber Cancer Institute and Brigham and Women's Hospital in 1992. He is a founding member of the CLL Research Consortium, was Associate Editor of Blood from 2008-2014 and was elected a Fellow of the Academy of Medical Science. He will be President–Elect of The European Hematology Association (EHA) from 2017 to 2019.

Professor van Besien serves as Director of the Stem Cell Transplant Program at Weill Cornell Medical Center and is an Attending Physician at New York Presbyterian Hospital. A graduate of the College ND de la Paix in Namur, Belgium, and University of Leuven, Belgium. Professor van Besien also holds a PhD from the University of Maastricht in the Netherlands. He completed a hematology/oncology fellowship at Indiana University and in Bruges, Belgium, and was a faculty member of the transplant program at MD Anderson Cancer Center. The Professor also directed the transplant program at the University of Illinois and the transplant and lymphoma programs at the University of Chicago. He is Editor-in-chief of Leukemia and Lymphoma.

Professor Rai, an internationally renowned leukemia researcher and hematologist, brings extensive knowledge and experience from his 50-year career spanning groundbreaking clinical leukemia research. He is the Joel Finkelstein Cancer Foundation Professor of Medicine at the Hofstra North Shore-LIJ School of Medicine, where he is also Professor of Molecular Medicine. He is currently Chief of the Chronic Lymphocytic Leukemia (CLL) Research and Treatment Program at Northwell Cancer Institute and an Investigator at The Feinstein Institute for Medical Research.

Professor Thieblemont is Professor of Hematology in the Paris VII- University, France, and Head of the Hemato-Oncology Department in the Hospital Saint-Louis – Paris, France, where she develops specific therapeutic programs for refractory/relapsed lymphomas and chronic lymphocytic leukemia. She belongs to the administrative and scientific committees of the LYSA, the lymphoma study association, to the board of directors of the IELSG, the International extranodal lymphoma study association, and to the Fellowships and Grants Committee of The European Hematology Association (EHA).

“As Cellectis is expected to start the world’s first clinical trial to ever use an allogeneic CAR T therapy in the U.S., the Company’s Clinical Advisory Board will greatly guide us in moving full steam ahead,” added Dr. Hoang-Sayag. “The goal is that the allogeneic CAR T cell approach will lead to a drug that is cost-effective, easily distributed across all geographies and immediately available to patients in need. We are thrilled to have Professors Gribben, van Besien, Rai and Thieblemont onboard as we inch closer to reaching this monumental milestone for cancer patients everywhere and revolutionizing cancer treatment as we know it today.”

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 17 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to, the risk that the preliminary results from our product candidates will not continue or be repeated, the risk of not obtaining regulatory approval to commence clinical trials on the UCART product candidates, the risk that any one or more of our product candidates will not be successfully developed and commercialized. Further information on the risks factors that may affect company business and financial performance, is included in filings Cellectis makes with the Security Exchange Commission from time to time and its financial reports. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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